Exhibit 99.1
News release via Canada NewsWire, Vancouver 604-669-7764

     Attention Business Editors:
     Devonshire Resources Commences Next Phase of Diamond Exploration in
     Ontario

     VANCOUVER, April 18 /CNW/ - Devonshire Resources Ltd (TSX.V: DSH; OTCBB:
DSHRF) is pleased to announce that it has commenced the next phase of exploration on the company's TCH diamond exploration program located in the
Terrace Bay area of Ontario.
     Devonshire has begun a 1,500 metre diamond drilling program testing targets developed by previous exploration programs completed by the company in
2005 and 2006. The company expended approximately $1.57 million on direct exploration expenditures over the two year period. The company will be drill testing airborne geophysical targets as well as coincident heavy mineral sediment anomalies. The drilling will be completed by Chenier Drilling
Services Ltd. of Valcaron Quebec under the supervision of our project geological team, ACA Howe of Toronto. Results will be announced upon completion of the program.
     The company is also pleased to announce that its new website will be located at www.devonshireresources.com.

     On behalf of the Board.

     Tim Crowhurst
     President & CEO

     The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release. Statements in this press release other than purely historical information, including statements relating to the Company's future plans and objectives or expected results, are forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company's business, including risks inherent in resource exploration and development. As a result, actual results may vary materially from those described in the forward-looking statements.

     %SEDAR: 00021121E          %CIK: 0001321847

     /For further information: (604) 764-5099/
     (DSH. DSHRF)

CO:  Devonshire Resources Ltd.

CNW 10:00e 18-APR-08